SECOND AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
FORTUNE INDUSTRIES, INC.
(f/k/a/ FDI Indiana, Inc.)

FIRST.  The name of the Company is Fortune Industries, Inc.

SECOND.  The address of the Corporation’s registered office in the State of Indiana is 8888 Keystone Crossing, Suite 1200, Indianapolis, Indiana  46240.  The name of its registered agent at such address is Robert J. Milford.

THIRD.  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Indiana Business Corporation Law.

FOURTH.  (1)  The total number of shares of capital stock which this corporation shall have the authority to issue is one hundred fifty one million (151,000,000) consisting of (a) one hundred fifty million (150,000,000) shares of common stock, each having a par value of ten cents ($0.10), amounting in the aggregate to Fifteen Million Dollars ($15,000,000.00) (“Common Stock”), and (b) one million (1,000,000) shares of preferred stock, each having a par value of ten cents ($0.10), amounting in the aggregate to One Hundred Thousand Dollars ($100,000.00) (“Preferred Stock”).

(2) Except as otherwise expressly provided by statute or by these Articles, and subject to the express terms and rights, if any, of any Preferred Stock authorized by the Board of Directors pursuant to the authority granted in this Article FOURTH, all voting rights shall be vested in the holders of the Common Stock, who shall be entitled to one vote per share on all matters submitted to a vote of holders of the Common Stock and shall be entitled to receive:  (a) such dividends on the Common Stock as may be declared and paid by the Corporation out of assets legally available therefor; and (b) in the event of the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to stockholders.

(3) The Board of Directors is authorized, subject to limitations prescribed by statute and the provisions of this Article FOURTH, to provide for the issuance of Preferred Stock, from time to time, in one or more series of any number of shares, with a distinctive serial designation for each series, provided that the aggregate number of shares issued and not cancelled of any and all such series shall not exceed the total number of shares of Preferred Stock authorized by this Article FOURTH, as shall hereafter be stated and expressed in the resolution or resolutions providing for the issuance of such Preferred Stock from time to time adopted by the Board of Directors.  Subject to said limitations, each series of Preferred Stock:  (a) may have such voting powers, full or limited, or may be without voting powers; (b) may be subject to redemption at such time or times and at such prices; (c) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rate or rates, on such conditions and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or series of stock (d) may have such rights upon the dissolution of, or upon any distribution of the assets of, the Corporation; (e) may be made convertible into, or exchangeable for, shares of any other class or classes of or any other series of the same or any other class or classes of stock of the Corporation or any other issuer, at such price or prices or at such rates of exchange, and with such adjustments; (f) may be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of such series in such amount or amounts; (g) may be entitled to the benefit of conditions and restrictions upon the creation of indebtedness of the Corporation or any subsidiary, upon the issue of any additional stock (including additional shares of such series or of any other series) and upon the payment of dividends or the making of other distributions on, and the purchase, redemption or other acquisition by the Corporation or any subsidiary, of any outstanding stock of the Corporation; and (h) may have such other relative, participating, optional or other special rights, qualifications, limitations or restrictions thereon; all as shall be stated in said resolution or resolutions providing for the issue of such series of Preferred Stock.

(4) Shares of any series of Preferred Stock which have been redeemed (whether through the operation of a sinking fund or otherwise) or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or classes, shall have the status of authorized and unissued shares of Preferred Stock of the same series and may be reissued as a part of the series of which they were originally a part or may be reclassified and reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock, all subject to the conditions or restrictions on issuance set forth in the resolution or resolutions adopted by the Board of Directors providing for the issue of any such series of Preferred Stock.

(5) The terms of the Series A Preferred Stock are as follows:  sixty-six thousand, one hundred eighty (66,180) shares of Preferred Stock are hereby designated Series A Preferred Stock with an issuance price of One Hundred Dollars ($100.00) per share.  The holders of Series A Preferred Stock shall be entitled to receive, out of funds legally available for such purpose, an annual cash dividend of Seven Dollars and Fifty Cents ($7.50) per share, payable monthly.  The Series A Preferred Stock shall be non-voting and shall not be convertible into Common Stock.

(6) The terms of the Series B Preferred Stock are as follows:  seventy-nine thousand, one hundred eighty (79,180) shares of Preferred Stock are hereby designated Series B Preferred Stock with an issuance price of One Hundred Dollars ($100.00) per share.  The holders of Series B Preferred Stock shall be entitled to receive, out of funds legally available for such purpose, an annual cash dividend of Ten Dollars ($10.00) per share, payable monthly.  The Series B Preferred Stock shall be non-voting and shall not be convertible into Common Stock.

(7) The powers, designations, preferences and relative participating, optional and other special rights, and the qualifications, limitations or restrictions of the Series C Preferred Stock are as follows:

(a)
Designation and Number of Shares.  The shares of such series shall be designated as “Series C Cumulative Preferred Stock” (“Series C Preferred Stock”).  The number of shares initially constituting the Series C Preferred Stock shall be Two Hundred Ninety-Six Thousand, One Hundred Eighty (296,180).

(b)
Dividends and Restrictions.  Dividends shall begin to accrue and be cumulative on outstanding shares of Series C Preferred Stock beginning on the date of issuance.  Commencing on January 1, 2009 and for the two (2) year period thereafter, the holders of the Series C Preferred Stock in preference to the holders of the Common Stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for such purpose, an annual cash dividend in an amount equal to Five Dollars ($5.00) per share, payable monthly.  Commencing on January 1, 2011 and for the one (1) year period thereafter, the holders of the Series C Preferred Stock in preference to the holders of the Common Stock and of any other junior stock, shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available for such purpose, an annual cash dividend in an amount equal to Six Dollars ($6.00) per share, payable monthly. Commencing on January 1, 2012 and thereafter, the holders of the Series C Preferred Stock in preference to the holders of the Common Stock and of any other junior stock, shall be entitled to receive when, as and if declared by the Board of Directors, out of funds legally available for such purpose, an annual cash dividend in an amount equal to Seven Dollars ($7.00) per share, payable monthly. The dividend shall be paid on the first day of each month, commencing on January 1, 2009.  Accrued but unpaid dividends shall not bear interest.  Dividends paid on the shares of Series C Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

(c)	Voting Rights. Except as set forth herein or as otherwise provided by law, holders of Series C Preferred Stock shall have no voting rights and their consent shall not be required.

(d)
Certain Restrictions.  Whenever monthly dividends or other dividends or distributions payable on the Series C Preferred Stock as provided in Subsection (b) are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series C Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(1)
Declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock; or

(2)
Redeem or purchase or otherwise acquire for consideration any shares of Series C Preferred Stock, or any shares of stock ranking on a parity with the Series C Preferred Stock, except in accordance with a purchase offer made in writing to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(e)	Reacquired Shares. Any shares of Series C Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired promptly after the acquisition thereof.

(f)
Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (i) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series C Preferred Stock unless, prior thereto, the holders of shares of Series C Preferred Stock shall have received an amount equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, plus an amount equal to $100.00 per share, or (ii) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series C Preferred Stock, except distributions made ratably on the Series C Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up.

(g)
Consolidation, Merger, etc.  In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock, securities, cash and/or any other property, then in any such case, each share of Series C Preferred Stock shall at the same time be similarly exchanged for or changed into an aggregate amount of stock, securities, cash and/or any other property equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such consolidation, merger, etc. plus an amount equal to $100.00 per share.

(h)
Redemption.  The shares of Series C Preferred Stock shall be redeemable, in whole or in part, by the Corporation at any time.  The redemption price shall be equal to the accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such redemption plus an amount equal to $100.00 per share.

(i)
Rank.  The Series C Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, senior to all other series of the Corporation’s Preferred Stock.

(j)
Amendment.  These Second Amended and Restated Articles of Incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series C Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series C Preferred Stock, voting together as a single class.

FIFTH.  The Corporation shall have perpetual existence.

SIXTH.  In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to adopt, amend or repeal the By-Laws of the Corporation in any manner not inconsistent with the provisions of such By-Laws.

SEVENTH.  Elections of directors need not be by written ballot unless the By-Laws of the Corporation shall so provide.

Meeting of stockholders may be held within or without the State of Indiana as the By-Laws may provide.  The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Indiana at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation;

EIGHTH.  A director of the Corporation shall have no personal liability to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that and in such circumstances as the Indiana Business Corporation Law, as amended from time to time, expressly provides that the liability of a director may not be eliminated or limited.

NINTH.  The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

TENTH.  The name and post office address of the incorporator of the Corporation is:  Robert J. Milford, 8888 Keystone Crossing, Suite 1200, Indianapolis, Indiana  46240.

The amendments contained in these Second Amended and Restated Articles of Incorporation were duly adopted by the Board of Directors on the 10th day of December, 2008.

 /s/ P. Andy Rayl

P. Andy Rayl
Chief Operating Officer